Conectiv Bethlehem LLC
Balance Sheet
*(Dollars in Thousands)*
*Unaudited*

|  | Actual December 31, 2002 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| Cash and cash equivalents | * |
| Taxes receivable | * |
| Materials and supplies | * |
|  | * |
| **Property, Plant and Equipment** | |
| Property, plant and equipment | * |
| Less accumulated depreciation | * |
|  | * |
| Construction work-in-progress | * |
|  | * |
| **Deferred Charges and Other Assets** | * |
| **Total Assets** | * |
| **LIABILITIES AND OWNER'S EQUITY** | |
| **Current Liabilities** | |
| Short-term debt | * |
| Accounts payable | * |
| Accounts payable to associated companies | * |
| Interest accrued | * |
| Other | |
|  | * |
| **Note Payable to Conectiv Energy Holding** | * |
| **Deferred Credits** | |
| Deferred income taxes | * |
| Derivative instruments | * |
|  | * |
| **Capitalization** | |
| Construction loan | - |
| Common stock | * |
| Additional paid-in capital | * |
| Other comprehensive loss | * |
| Retained deficit | * |
| Total equity | * |
| Total capitalization | * |
| **Total Capitalization and Liabilities** | * |

\* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.